SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A

                                  Amendment #1

                   Under the Securities Exchange Act of 1934



                                  ALTEON INC.
                          ----------------------------
                                (Name of Issuer)


                     Common Stock par value $.01 per share
---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  02144G 10 7
                               -----------------
                                 (CUSIP Number)


                               Rebecca R. Tilden
                          Vice President and Secretary
                                HMR Pharma, Inc.
                            10236 Marion Park Drive
                        Kansas City, Missouri 64137-1405
                                 (816) 966-4000
---------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                January 16, 1998
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]



                                  Page 1 of 4

                             There are no Exhibits

CUSIP No.  02144G 10 7
___________________________________________________________________________

1)   Name of Reporting Person and its             HMR Pharma, Inc.
     I.R.S. Identification Number                 43-1769328
___________________________________________________________________________

2)   Check the Appropriate Box if                                  (a)[   ]
     a Member of a Group                                           (b)[ X ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                         Not applicable
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                                  [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                               882,115
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                          882,115

Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                            882,115
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                [   ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     4.95%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

This Amendment to the Statement on Schedule 13D (the "Schedule 13D") of HMR Pharma, Inc., a Delaware corporation ("Parent"), with respect to the Common Stock of Alteon, Inc. (the "Issuer"), is filed solely to report the termination of Parent's obligation to report beneficial ownership of the Issuer's Common Stock on Schedule 13D as a result of increases in the number of shares outstanding of the Issuer.

     Item 5(e) of the Statement on Schedule 13D of Parent is hereby amended to read as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
-------   -------------------------------------

     (e) Parent ceased to be the possible deemed beneficial owner of more than five percent of the Issuer's Common Stock on January 16, 1998.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        HMR PHARMA, INC.



Date:  January 16, 1998                 By: /s/ Rebecca R. Tilden
                                            -----------------------------
                                             Rebecca R. Tilden
                                             Vice President and Secretary